FAQ

Why does the Board believe delivering a Notice of Objection against Nano's partial tender offer is in the best interests of Stratasys shareholders?

Nano's partial offer is inadequate and substantially undervalues Stratasys' industry-leading position and growth opportunities, which are even larger in light of the pending merger with Desktop Metal. Nano's $18.00 per share partial tender offer reflects a 1.5x CY23E consensus sales multiple, which is a substantial discount to where Stratasys' peers trade. Additionally, Nano's tender offer does not reflect the full value of the business, especially given the pending merger with Desktop Metal and the fact that Stratasys is moving toward stronger and more profitable growth.

What is a tender offer?

A tender offer is a public offer to purchase stock of a corporation from its shareholders at a certain price (in this case $18.00 per share) within a stated time limit, often in an effort to win control of the company. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

What is the difference between a tender offer in Israel versus in the U.S.?

Under Israeli tender offer rules, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. A special tender offer in Israel will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer.

What does the Stratasys Board of Directors recommend I do with my shares?

The Stratasys Board of Directors unanimously determined that the partial tender offer by Nano Dimension to acquire ordinary shares of Stratasys for $18.00 per share in cash substantially undervalues the Company and is NOT in the best interests of Stratasys shareholders. Accordingly, the Board unanimously recommends that shareholders reject the partial offer and deliver a Notice of Objection against the tender offer. Learn more here.

How to Deliver a Notice of Objection

Make Sure Your Voice is Heard

Stratasys shareholders are urged to deliver a Notice of Objection against the partial tender offer.

To deliver a Notice of Objection, YOU NEED TO CONTACT YOUR BROKER AND INSTRUCT THEM TO DELIVER A NOTICE OF OBJECTION ON YOUR BEHALF.

Just to refrain from tendering shares is simply not enough.

Not taking any action is not sufficient to express opposition to the partial tender offer and could lead to Nano acquiring a controlling interest in Stratasys.

If you need assistance delivering your Notice of Objection or have further questions, please contact:

Morrow Sodali LLC
509 Madison Avenue, 12th Floor
New York, NY 10022

Call toll-free (800) 662-5200 or (203) 658-9400

Email: SSYS@info.morrowsodali.com

Your Participation is Important

Stratasys shareholders are urged to deliver a Notice of Objection to reject Nano's partial tender offer in addition to not tendering any shares in the offer.

Just to refrain from tendering shares is simply not enough.

Not taking any action is not sufficient to express opposition to the partial tender offer and could lead to Nano acquiring a controlling interest in Stratasys.

Stratasys' Combination with Desktop Metal

Press Releases

MAY 25, 2023
Stratasys to Combine with Desktop Metal in Approximately $1.8 Billion All-Stock Transaction

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Presentations

MAY 25, 2023
Stratasys and Desktop Metal to Combine

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Nano's Inadequate Tender Offer

Press Releases

MAY 30, 2023
Stratasys Board of Directors Unanimously Rejects Nano Dimension's Partial Tender Offer

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MAY 25, 2023 Stratasys to Review Unsolicited Special Tender Offer From Nano Dimension	DOWNLOAD
APRIL 13, 2023 Stratasys Board of Directors Unanimously Rejects the Nano Dimension Revised Unsolicited Proposal of $20.05 Per Share	DOWNLOAD
APRIL 4, 2023 Stratasys Confirms Receipt of Revised Unsolicited Acquisition Proposal From Nano Dimension	DOWNLOAD
APRIL 3, 2023 Stratasys Board of Directors Unanimously Rejects the Nano Dimension Revised Unsolicited Proposal of $19.55 Per Share	DOWNLOAD
MARCH 29, 2023 Stratasys Confirms Receipt of Revised Unsolicited Acquisition Proposal From Nano Dimension	DOWNLOAD
MARCH 22, 2023 Stratasys Board of Directors Unanimously Rejects Unsolicited Proposal from Nano Dimension	DOWNLOAD
MARCH 9, 2023 Stratasys Confirms Receipt of Unsolicited Acquisition Proposal From Nano Dimension	DOWNLOAD